Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	March 14, 2025

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to March 13, 2025, we sold a total of 15,761,042 shares of common stock at a weighted average price of $8.70 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $135.5 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

February 2025 Financial Update
On March 14, 2025, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of February 28, 2025 is between $6.75 and $6.85. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 28, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2025, which will be reported in our Semi-Annual Report on Form N-CSRS.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after February 28, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the potential impact of tariff enactment and tax reductions, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this February 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Amendment No. 7 to the Equity Distribution Agreement
On March 14, 2025, we entered into Amendment No. 7 to the Equity Distribution Agreement to increase the aggregate offering price of the shares available to be sold under the Equity Distribution Agreement from $150,000,000 to $200,000,000 (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

FIRST QUARTER 2025 HIGHLIGHTS AND FINANCIAL RESULTS

FIRST QUARTER HIGHLIGHTS

•Net investment income (“NII”) of $5.2 million, or $0.23 per common share, for the fiscal quarter ended January 31, 2025. This compares to NII of $4.5 million, or $0.24 per common share, for the fiscal quarter ended October 31, 2024. During the fiscal quarter ended January 31, 2025, NII increased by $0.7 million while NII per common share decreased by $0.01 to $0.23 due to a decrease in our net interest spread1. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)2 of $7.5 million, or $0.34 per common share, for the fiscal quarter ended January 31, 2025. This compares to Core NII of $10.7 million, or $0.57 per common share, for the fiscal quarter ended October 31, 2024. Core NII decreased for the fiscal quarter ended January 31, 2025, because recurring waterfall payments from CLO equity investments decreased to $10.9 million from $13.0 million in the prior quarter, primarily attributable to a decrease in issuers making their first payment after the closing of their respective CLOs.
•NAV per common share of $7.00 as of January 31, 2025, a decrease of $0.18 from NAV of $7.18 as of October 31, 2024. This decrease in NAV was primarily due to distributions of $0.345 per common share paid during the quarter, which exceeded our quarterly NII of $0.23 per common share.
•During the fiscal quarter ended January 31, 2025, the interest income yield3 of our investment portfolio, based on average amortized cost, was 14.68%.
•During the fiscal quarter ended January 31, 2025, we issued 2,591,668 shares of common stock through our At-the-Market offering, for net proceeds of $18.3 million, after deducting commissions, fees and offering costs.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)
	As of January 31, 2025	As of October 31, 2024
Investment portfolio, at fair value	$237.5	$214.9
NAV per common share	7.00	7.18

	For the Fiscal Quarter Ended
(Per common share)	January 31, 2025	October 31, 2024
Net investment income	$0.23	$0.24
Net realized gain (loss) on investments[4]	—	(0.24)
Net unrealized appreciation (depreciation) on investments	(0.06)	0.28
Net earnings	$0.17	$0.28

Reconciliation of Core NII — Non-GAAP[2]
Net investment income	$0.23	$0.24
CLO equity adjustments	0.11	0.33
Core NII	$0.34	$0.57
1 Net interest spread is calculated as the earned yield on the investment portfolio less the effective interest rate incurred on outstanding preferred stock.
2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
3 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).
4 For the three months ended January 31, 2025, net realized gain on investments rounds to less than $0.01 per common share.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of January 31, 2025, the total fair value of our investment portfolio was $237.5 million, which was equal to 85.1% of amortized cost. For the quarter ended January 31, 2025, our CLO equity cash flow yield5 was 18.01% based on amortized cost.

Portfolio Overview ($ in millions)	As of January 31, 2025	As of October 31, 2024
Investment portfolio, at fair value	$237.5	$214.9
Total number of issuers	80	77
Weighted-average effective yield[6]	13.46%	14.30%
5 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost.
6 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

	For the Fiscal Quarter Ended
Portfolio Purchase Activity ($ in millions)	January 31, 2025	October 31, 2024
CLO equity investments	$22.4	$72.4
CLO debt investments	17.0	—
Loan accumulation facility investments	9.4	8.6
Other CLO equity-related investments (fee rebates)	—	0.1
Total investments	$48.8	$81.1
Weighted-average effective yield - period end	15.99%	19.05%

	As of January 31, 2025
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$248.2	$205.3
CLO debt investments	16.9	18.0
Loan accumulation facility investments	12.7	12.7
Other CLO equity-related investments (fee rebates)	1.2	1.5
Total investments	$279.0	$237.5
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended January 31, 2025, interest income increased by $1.5 million to $10.1 million compared to $8.6 million for the prior quarter. The increase in interest income was primarily due to net investment deployment (purchases, net of sales and repayments) of $26.2 million, as well as certain non-recurring income related to loan accumulation facility and CLO debt investment repayments.
Expenses
During the fiscal quarter ended January 31, 2025, total expenses increased by $0.8 million to $4.9 million, primarily due to an increase of $0.4 million in interest expense related to a full fiscal quarter of interest expense on our 7.875% Series F Term Preferred Stock, as well as an aggregate net increase of $0.2 million in base management and incentive fees.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended January 31, 2025, net loss on investments of $1.3 million was primarily due to net unrealized losses of $1.1 million on our CLO equity investments.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
(Unaudited)

As of January 31, 2025
Assets:
Investments, at fair value (amortized cost of $278,988,584)	$237,544,555
Cash and cash equivalents	17,534,424
Receivable for common stock sold	875,557
Interest receivable	587,007
Other assets	408,988
Total assets	256,950,531

Liabilities:
Preferred stock (net of deferred issuance costs of $1,770,703)	89,129,297
Payable to adviser and affiliates	3,205,425
Other liabilities	406,000
Total liabilities	92,740,722

Net assets	$164,209,809

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 23,454,915 shares issued and outstanding	$23,455
Paid-in capital in excess of par	213,188,078
Total accumulated losses	(49,001,724)
Total net assets	$164,209,809

Net asset value per common share	$7.00

OFS Credit Company, Inc.
Statement of Operations
(Unaudited)

Three Months Ended
January 31, 2025
Investment income:
Interest income	$10,059,113

Operating expenses:
Interest expense	1,608,359
Incentive fees	1,287,687
Base management fees	1,126,668
Administration fees	382,874
Professional fees	281,292
Other expenses	221,486
Total operating expenses	4,908,366

Net investment income	5,150,747

Net realized and unrealized gain (loss) on investments:
Net realized gain on investments	27,970
Net change in unrealized depreciation on investments	(1,376,032)
Net loss on investments	(1,348,062)

Net increase in net assets resulting from operations	$3,802,685

Weighted-average common shares outstanding	21,992,196

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended January 31, 2025 and October 31, 2024:

	For the Fiscal Quarter Ended January 31, 2025		For the Fiscal Quarter Ended October 31, 2024
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$5,150,747	$0.23	$4,484,096	$0.24
CLO equity adjustments	2,365,893	0.11	6,215,423	0.33
Core NII	$7,516,640	$0.34	$10,699,519	$0.57

SCHEDULE OF INVESTMENTS AS OF JANUARY 31, 2025
On March 7, 2025, the Company filed its monthly report on Form N-PORT for the month ended January 31, 2025, which included the Schedule of Investments as of January 31, 2025. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XXI, Ltd.
Mezzanine Debt - Class E	13.33%	(SOFR + 9.04%)	7/20/2023	7/20/2035	$1,450,000	$1,364,663	$1,467,822	0.9%

Brightwood Capital MM CLO 2023-1, Ltd.
Mezzanine Debt - Class E	14.66%	(SOFR + 10.36%)	9/28/2023	10/15/2035	1,882,451	1,736,133	1,920,767	1.2%

Elevation CLO 2023-17, Ltd.
Mezzanine Debt - Class E	12.45%	(SOFR + 8.16%)	11/16/2023	10/20/2036	2,000,000	1,901,004	2,022,050	1.2%

Empower CLO 2023-2, Ltd.
Mezzanine Debt - Class E	12.55%	(SOFR + 8.25%)	8/22/2023	7/15/2036	2,000,000	2,000,000	2,015,496	1.2%

Fortress Credit BSL VII Limited
Mezzanine Debt - Class E	11.69%	(SOFR + 7.14%)	8/1/2023	4/20/2033	3,750,000	3,482,056	3,750,173	2.3%

Gallatin CLO X 2023-1, Ltd.
Mezzanine Debt - Class E	12.51%	(SOFR + 8.22%)	9/7/2023	10/14/2035	4,000,000	3,833,242	4,011,939	2.4%

Niagara Park CLO, Ltd.
Mezzanine Debt - Class G(12)	0.00%	N/A	11/5/2024	1/17/2038	275,000	248,823	253,736	0.2%

Sound Point CLO 36, Ltd.
Mezzanine Debt - Class E	13.11%	(SOFR + 8.81%)	8/9/2023	7/26/2036	2,500,000	2,372,134	2,526,160	1.5%

Total CLO Debt Securities					$17,857,451	$16,938,055	$17,968,143	10.9%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

CLO Equity Securities(6)

Allegro CLO XIV, Ltd.
Subordinated Notes	12.45%	N/A	8/23/2021	10/15/2034	$5,000,000	$3,610,186	$2,809,637	1.8%

Allegro CLO XV, Ltd.
Subordinated Notes	17.07%	N/A	6/10/2022	7/20/2035	4,640,000	3,125,951	2,767,116	1.7%

Allegro CLO XVI, Ltd.
Subordinated Notes	15.13%	N/A	4/11/2024	4/25/2037	6,490,084	4,656,276	4,845,132	2.9%

Anchorage Capital CLO 1-R, Ltd.
Subordinated Notes(7)(10)	0.00%	N/A	10/5/2018	4/13/2031	2,100,000	149,198	73,920	—%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	16.99%	N/A	11/16/2020	4/20/2035	6,170,000	5,042,927	4,137,103	2.5%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	15.41%	N/A	5/28/2021	7/18/2034	7,140,000	5,012,551	4,107,431	2.5%

Apex Credit CLO 2022-I Ltd.
Subordinated Notes	7.70%	N/A	4/28/2022	4/22/2033	8,833,176	6,835,040	5,093,773	3.1%

Apex Credit CLO 2024-I Ltd.
Subordinated Notes	27.86%	N/A	3/7/2024	4/20/2036	3,600,000	2,428,812	2,950,013	1.8%

Ares LXXIV CLO Ltd.
Subordinated Notes	19.85%	N/A	9/12/2024	10/15/2037	10,000,000	9,172,568	9,172,568	5.6%

Atlas Senior Loan Fund X, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	1/15/2031	5,000,000	2,033,362	281,507	0.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	15.43%	N/A	9/20/2021	10/20/2034	$6,000,000	$4,231,134	$3,159,734	1.9%

Battalion CLO IX Ltd.
Subordinated Notes - Income(7)	0.00%	N/A	10/10/2018	7/15/2031	1,079,022	461,618	94,188	0.1%
Subordinated Notes(7)	0.00%	N/A	10/10/2018	7/15/2031	1,770,978	757,618	154,589	0.1%
					2,850,000	1,219,236	248,777	0.2%
Battalion CLO XI Ltd.
Subordinated Notes	2.33%	N/A	3/20/2019	4/24/2034	5,000,000	3,187,917	1,905,766	1.2%

Battalion CLO XV Ltd.
Subordinated Notes	18.56%	N/A	5/4/2023	1/17/2033	3,500,000	1,621,194	1,549,406	0.9%
Subordinated Notes	18.56%	N/A	5/4/2023	1/17/2033	3,500,000	1,621,194	1,549,406	0.9%
					7,000,000	3,242,388	3,098,812	1.8%
Battalion CLO XIX Ltd.
Subordinated Notes	11.91%	N/A	3/16/2021	4/15/2034	5,000,000	2,613,708	1,963,598	1.2%

BlueMountain CLO XXVI Ltd.
Subordinated Notes	25.94%	N/A	8/9/2024	10/20/2034	4,000,000	2,059,769	2,156,857	1.3%

Bridge Street CLO III Ltd.
Subordinated Notes	42.46%	N/A	12/28/2022	10/20/2037	6,900,000	3,220,398	5,101,920	3.1%

Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	11.49%	N/A	9/28/2023	10/15/2035	4,847,312	4,279,243	3,863,096	2.4%

Canyon CLO 2019-1, Ltd.
Subordinated Notes	25.32%	N/A	8/22/2024	7/15/2037	1,000,000	493,591	545,253	0.3%

Crown Point CLO 4 Ltd.
Subordinated Notes	0.42%	N/A	3/22/2019	4/20/2031	5,000,000	2,112,971	872,320	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Dryden 38 Senior Loan Fund
Subordinated Notes(7)	0.00%	N/A	10/5/2018	7/15/2030	$2,600,000	$1,074,076	$385,973	0.2%

Dryden 76 CLO, Ltd.
Subordinated Notes	9.29%	N/A	9/27/2019	10/15/2037	4,378,500	2,498,351	1,697,131	1.0%

Dryden 83 CLO, Ltd.
Subordinated Notes	18.49%	N/A	9/17/2024	4/18/2037	21,000,000	9,943,593	9,751,603	6.0%

Dryden 87 CLO, Ltd.
Subordinated Notes	6.14%	N/A	6/2/2021	5/20/2034	5,000,000	3,921,211	2,752,183	1.7%

Dryden 95 CLO, Ltd.
Subordinated Notes	7.23%	N/A	7/29/2021	8/20/2034	6,000,000	4,521,730	3,096,154	1.9%

Dryden 98 CLO, Ltd.
Subordinated Notes	8.71%	N/A	3/17/2022	4/20/2035	5,500,000	4,153,180	3,008,174	1.8%

Dryden 112 CLO, Ltd.
Subordinated Notes	18.78%	N/A	9/4/2024	11/15/2036	11,200,000	5,817,179	5,728,986	3.5%

Eaton Vance CLO 2019-1, Ltd.
Subordinated Notes	19.10%	N/A	10/1/2024	7/15/2037	23,250,000	11,428,631	11,296,683	6.9%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	10/25/2030	2,000,000	616,930	3,148	—%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	8.21%	N/A	5/26/2021	4/20/2037	4,810,737	2,770,292	1,745,302	1.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Elevation CLO 2021-13, Ltd.
Subordinated Notes	1.25%	N/A	6/9/2021	7/15/2034	$6,026,765	$3,999,008	$2,112,917	1.3%

Elevation CLO 2021-14, Ltd.
Subordinated Notes	1.47%	N/A	10/29/2021	10/20/2034	7,237,500	5,290,030	2,737,183	1.7%

Elevation CLO 2021-15, Ltd.
Subordinated Notes	2.19%	N/A	12/23/2021	1/5/2035	9,000,000	5,914,460	3,140,573	1.9%

Empower CLO 2023-3, Ltd.
Subordinated Notes	12.39%	N/A	12/21/2023	1/20/2037	10,675,000	7,078,042	6,710,299	4.1%

Empower CLO 2024-1, Ltd.
Subordinated Notes	13.69%	N/A	3/20/2024	4/25/2037	5,024,000	3,871,570	3,631,819	2.2%

Empower CLO 2024-2, Ltd.
Subordinated Notes	12.87%	N/A	6/26/2024	7/15/2037	1,350,000	1,129,285	1,050,869	0.6%

Generate CLO 14 Ltd.
Subordinated Notes	15.80%	N/A	9/27/2024	4/22/2037	21,000,000	16,177,715	16,294,253	9.9%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	2.27%	N/A	3/20/2019	7/20/2031	3,000,000	1,405,626	585,754	0.4%

HarbourView CLO VII, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	11/18/2026	3,100,000	1,886,533	56,932	—%

ICG US CLO 2021-3, Ltd.
Subordinated Notes	32.82%	N/A	8/8/2024	10/20/2034	6,800,000	3,171,790	3,915,383	2.4%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Invesco CLO 2021-2, Ltd.
Subordinated Notes	19.60%	N/A	5/24/2024	7/15/2034	$6,000,000	$2,975,049	$2,828,879	1.7%

Invesco U.S. CLO 2023-1, Ltd.
Subordinated Notes	16.91%	N/A	5/31/2024	4/22/2037	9,000,000	6,373,702	6,603,187	4.0%

Jamestown CLO XVI Ltd.
Subordinated Notes	13.52%	N/A	7/29/2021	7/25/2034	3,500,000	2,472,777	2,171,183	1.3%

LCM 31 Ltd.
Subordinated Notes	8.42%	N/A	12/18/2020	7/20/2034	1,350,000	858,909	604,501	0.4%

LCM 42 Ltd.
Subordinated Notes	16.91%	N/A	12/19/2024	1/15/2038	3,500,000	3,035,644	3,035,644	1.8%

Madison Park Funding XXIII, Ltd.
Subordinated Notes	9.31%	N/A	10/5/2018	7/27/2047	4,000,000	1,801,606	1,571,461	1.0%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	4.39%	N/A	12/22/2020	10/18/2047	1,000,000	514,577	377,796	0.2%

Marble Point CLO XX Ltd.
Subordinated Notes	7.89%	N/A	4/9/2021	4/23/2051	5,125,000	3,545,838	2,591,275	1.6%

Marble Point CLO XXI Ltd.
Subordinated Notes	8.14%	N/A	8/24/2021	10/17/2051	5,250,000	3,692,573	2,647,069	1.6%

Marble Point CLO XXIII Ltd.
Subordinated Notes	10.27%	N/A	12/3/2021	1/22/2052	1,750,000	1,311,387	973,404	0.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
MidOcean Credit CLO VII
Subordinated Notes - Income(7)(8)	0.00%	N/A	3/20/2019	7/15/2029	$3,275,000	$1,047,083	$—	—%

MidOcean Credit CLO VIII
Subordinated Notes - Income(7)	0.00%	N/A	1/14/2019	2/20/2031	3,225,000	1,416,410	223,474	0.1%

MidOcean Credit CLO IX
Subordinated Notes - Income(7)(8)	0.00%	N/A	11/21/2018	7/20/2031	3,000,000	1,397,599	12,779	—%

Niagara Park CLO, Ltd.
Subordinated Notes	18.13%	N/A	11/8/2019	1/17/2038	4,500,000	3,130,080	3,379,143	2.1%

OCP CLO 2017-14, Ltd.
Subordinated Notes	16.75%	N/A	9/24/2024	7/20/2037	10,000,000	4,154,304	4,011,953	2.4%

Octagon Investment Partners 39, Ltd.
Subordinated Notes(7)	0.00%	N/A	2/27/2020	10/20/2030	3,600,000	1,404,161	535,500	0.3%

Park Blue CLO 2022-II, Ltd.
Subordinated Notes	21.04%	N/A	9/27/2024	7/20/2037	5,325,000	3,267,882	3,274,828	2.0%

PPM CLO 2 Ltd.
Subordinated Notes	21.61%	N/A	10/15/2024	4/16/2037	2,000,000	682,415	584,815	0.4%

Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes	14.84%	N/A	8/25/2023	4/20/2034	4,500,000	2,430,086	1,925,634	1.2%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	11/2/2018	4/18/2031	4,000,000	599,847	—	—%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	6.95%	N/A	3/28/2022	4/15/2035	$5,000,000	$3,275,070	$2,186,275	1.3%

Trimaran CAVU 2021-2 Ltd.
Subordinated Notes	21.66%	N/A	8/20/2024	10/25/2034	2,000,000	891,592	907,985	0.6%

Trinitas CLO VIII, Ltd.
Subordinated Notes(7)	0.00%	N/A	4/28/2021	7/20/2117	2,800,000	1,312,385	275,287	0.2%

Vibrant CLO X, Ltd.
Subordinated Notes(7)(8)(10)	0.00%	N/A	5/23/2019	10/20/2031	8,000,000	2,720,176	—	—%

Vibrant CLO XIII, Ltd.
Subordinated Notes	15.62%	N/A	6/3/2021	1/15/2038	5,000,000	3,790,025	3,262,501	2.0%

Vibrant CLO XV, Ltd.
Subordinated Notes	21.48%	N/A	8/21/2023	1/20/2035	4,000,000	2,452,148	2,413,588	1.5%

Voya CLO 2017-4, Ltd.
Subordinated Notes(7)(10)	0.00%	N/A	10/5/2018	10/15/2030	1,000,000	279,656	—	—%

Voya CLO 2024-7, Ltd.
Subordinated Notes	16.46%	N/A	1/7/2025	1/20/2038	17,475,000	15,312,129	15,312,129	9.4%

Webster Park CLO, Ltd.
Subordinated Notes(7)(10)	0.00%	N/A	4/23/2021	7/20/2030	3,363,000	938,685	323,419	0.2%

Wildwood Park CLO, Ltd.
Subordinated Notes	14.74%	N/A	11/5/2024	10/20/2037	5,000,000	4,406,254	4,406,254	2.7%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Zais CLO 3, Limited
Subordinated Notes - Income(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	$1,038,255	$491,947	$20,551	—%
Subordinated Notes(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,761,745	834,659	34,871	—%
					2,800,000	1,326,606	55,422	—%

Total CLO Equity Securities					$405,861,074	$248,213,113	$205,351,037	125.2%

Loan Accumulation Facilities(11)

Allegro CLO XVII, Ltd.
Loan Accumulation Facility	17.50%	N/A	5/15/2024	4/26/2026	$6,500,000	$6,500,000	$6,500,000	4.0%

Dryden 123 CLO, Ltd.
Loan Accumulation Facility	15.50%	N/A	12/6/2024	5/14/2026	1,500,000	1,500,000	1,500,000	0.9%

Fortress Credit Opportunities XXVII CLO B LLC
Loan Accumulation Facility	15.50%	N/A	1/27/2025	6/30/2026	4,676,750	4,676,750	4,676,750	2.8%

Total Loan Accumulation Facilities					$12,676,750	$12,676,750	$12,676,750	7.7%

Other CLO equity-related investments
CLO other(9)	20.57%	N/A				$1,160,666	$1,548,625	0.9%

Total Investments					$436,395,275	$278,988,584	$237,544,555	144.7%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    The Company does not “control” and is not an “affiliate” of any of its portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, the Company would be presumed to “control” a portfolio investment if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if the Company owned 5% or more of its voting securities.
(3)    The rate disclosed on collateralized loan obligation (“CLO”) equity and equity-related securities is the estimated effective yield, generally established at purchase, and re-evaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities (as defined in footnote 11 below) represents the estimated yield to be earned on the investment through estimated redemption. As of January 31, 2025, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 13.46% (excludes discount accretion on CLO debt investments). Excluding optionally redeemed CLOs, the weighted average effective yield on total investments, based on current amortized cost, was 13.66%.
(4)    CLO debt securities bear interest at a rate determined by reference to three-month Secured Overnight Financing Rate (“SOFR”) which resets quarterly. The rate provided for each CLO debt security is as of January 31, 2025.
(5)    The fair value of all investments was determined in good faith by OFS Capital Management, LLC using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities of the CLO less contractual payments to debt holders and CLO-fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of January 31, 2025, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing. The Company has not recognized income on the security during the prior twelve-month period preceding the period-end date.
(9)    Fair value represents discounted cash flows associated with fee rebates earned from CLO equity-related investments.
(10)    As of January 31, 2025, the investment has been optionally redeemed and is in the process of liquidating. Remaining residual distributions are anticipated to be recognized as a return of capital up to the amount of current amortized cost, and realized gain for any amounts received in excess of current amortized cost, if applicable.
(11)    “Loan Accumulation Facilities” are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(12)    Represents a zero-coupon CLO debt security that does not have a contractual interest rate. The Company earns interest income on the accretion of the discount over the expected life of the security.